EON Resource Inc.
3730 Kirby Drive, Suite 1200
Houston, Texas 77098

November 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EON Resources Inc.
Registration Statement on Form S-1, as amended
Initially Filed October 24, 2024 File No. 333-282803 Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 1, 2024, in which we, EON Resources Inc. (the “Company) requested the acceleration of the effective date of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on November 5, 2024, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you require any additional information with respect to this letter, please contact Matthew Ogurick at (212) 326-0850 of Pryor Cashman LLP.

Very truly yours,

/s/ Dante Caravaggio
Dante Caravaggio
Chief Executive Officer

cc:	Matthew Ogurick, Esq. Pryor Cashman LLP